

November 7, 2014

Via E-mail
Laura K. Thompson
Chief Financial Officer
The Goodyear Tire & Rubber Company
200 Innovation Way
Akron, Ohio 44316

> **Re: Goodyear Tire & Rubber Co**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 13, 2014**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2014**
> **Filed October 29, 2014**
> **File No. 1-01927**

Dear Ms. Thompson:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Note 1. Accounting Policies, page 64
Stock-Based Compensation, page 68

1. We note that you have continued to use the simplified method for purposes of estimating the expected term assumption included in the Black-Scholes valuation model to estimate the fair value of stock options granted. Please provide us with a comprehensive explanation as to how you determined your accounting policy complies with ASC 718-10-55-29 through ASC 718-10-55-34. Please refer to SAB Topic 14.D.2, Questions 5 and 6 for additional guidance. In this regard, you have been a publicly-traded company for significant period of time and your employees have exercised over five million stock options in comparison to the 11.3 million stock options granted during the last five years. Please also refer to comment 4 in your letter dated November 27, 2013.

Form 10-Q for Fiscal Quarter Ended September 30, 2014

Note 11. Commitments and Contingent Liabilities, page 19

2. We note that you began to include the Greek Labor Cases in your Form 10-Q footnote disclosures for loss contingencies with the June 30, 2014 Form 10-Q. Please help us understand why these cases were not included in your footnote disclosures prior to the June 30, 2014 Form 10-Q. As part of your response, please tell us the amounts, if any, you have recognized and the timing of the recognition for these cases. We also note that you recognized $20 million for the France labor claims and $16 million for the US FCPA investigation during the 9-months ended September 30, 2014. Please tell us your consideration of providing the disclosures required by ASC 450-20-50 for these loss contingencies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Melissa N. Rocha, Senior Assistant Chief Accountant, at (202) 551-3854, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief